
SEC MAIL PROCESSING SECTION
RECEIVED
MAY 17 2007
WASH., D.C.
209



SECURI[illegible] 07007612 [illegible]ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 024823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krieger-Campbell, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3608 Grand Avenue
(No and Street)

Oakland,	California	94610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Campbell (510) 444-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elliott R. Mibaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Preferred Financial Group, as of December 31, 2006, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



SARAH SLESAK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MONROE COUNTY
MY COMM. EXP. 8/8/09

Signature

President

Title

Sarah Slesak

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Krieger-Campbell, Incorporated
Statement of Financial Condition
March 31, 2007

Assets

Cash and cash equivalents	$ 105,642
Furniture, equipment, and leaseholds, net	167
Other assets	1,225
Total assets	$ 107,034

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable & accrued expenses	$ 3,000
Total liabilities	3,000
Stockholders' equity	
Common stock, $1.00 par value, 100,000 shares authorized, 30,000 issued and outstanding	30,000
Retained earnings	74,034
Total stockholders' equity	104,034
Total liabilities and stockholders' equity	$ 107,034

The accompanying notes are an integral part of these financial statements.

Krieger-Campbell, Incorporated
Statement of Operations
For the year ended March 31, 2007

Revenue	
Commissions	$ 933,274
Investment gains (losses)	87,662
Advisory fees	1,250
Interest and dividend	21,132
Other income	64,466
Total revenue	1,107,784
Expenses	
Employee compensation and benefits	1,093,804
Communications	3,512
Occupancy	26,241
Taxes, other than income taxes	37,652
Other operating expenses	108,601
Total expenses	1,269,810
Net income (loss) before income tax provision	(162,026)
Income tax provision (benefit)	(37,083)
Net income (loss)	$ (124,943)

The accompanying notes are an integral part of these financial statements.

Krieger-Campbell, Incorporated
Statement of Changes in Stockholders' Equity
For the year ended March 31, 2007

	Number of Shares	Common Stock	Retained Earnings	Total
Balance at March 31, 2006	$ 30,000	$ 30,000	$ 198,977	$ 228,977
Net income (loss)	–	–	(124,943)	(124,943)
Balance at March 31, 2007	$ 30,000	$ 30,000	$ 74,034	$ 104,034

The accompanying notes are an integral part of these financial statements.

Krieger-Campbell, Incorporated
Statement of Cash Flows
For the year ended March 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ (124,943)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 143	
(Increase) decrease in:		
Accounts receivable	162,188	
Other assets	(563)	
(Decrease) increase in:		
Accounts payable & accrued expenses	1,917	
Deferred taxes payable	(38,289)	
Total adjustments		125,396
Net cash and cash equivalents provided by (used in) operating activities		453
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		453
Cash and cash equivalents at beginning of year		105,189
Cash and cash equivalents at end of year		$ 105,642

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest $ –	
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Krieger-Campbell, Incorporated
Notes to Financial Statements
March 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Krieger-Campbell, Incorporated (the "Company"), was incorporated in the State of California on March 30, 1976. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company engages in the business of financial planning, and financial evaluation and economic studies for its clients. The Company earns investment and insurance commissions directly from providing management, consulting, and administrative services to its clients. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis. The majority of its clients are located in Northern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment, and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line and declining balance method.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: FURNITURE, EQUIPMENT AND LEASEHOLDS, NET

The furniture, equipment and leasehold improvements are recorded at cost.

		Depreciable Life Years
Equipment	$ 22,856	5
Furniture & fixtures	18,628	7
Leasehold improvements	6,147	7
	47,631	
Less accumulated depreciation	(47,464)	
Furniture, equipment and leaseholds, net	$ 167	

Depreciation expense for the year ended March 31, 2007 was $143.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) at March 31, 2007 comprises the following:

Current income tax expense (benefit)		
Federal	$ 406	
State		800
Total current income tax expense (benefit)		1,206
Deferred income tax expense (benefit)		
Federal	(24,047)	
State		(14,242)
Deferred income tax expenses (benefits)		(38,289)
Total provision for income tax expense (benefit)		$ (37,083)

Provision has been made for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Krieger-Campbell, Incorporated
Notes to Financial Statements
March 31, 2007

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Rent	$ 26,241

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

Note 6: PROFIT SHARING PLAN

Effective February 4, 2000, the Company has a profit sharing plan covering substantially all eligible employees. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. For the year ended March 31, 2007, the Company contributed $113,404 to the plan.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2007, the Company had net capital of $99,627 which was $94,627 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($3,000) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Krieger-Campbell, Incorporated
Notes to Financial Statements
March 31, 2007

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $34,353 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 65,274
Adjustments:		
Retained earnings	$ 34,084	
Non-allowable assets	1,206	
Haircuts & undue concentration	(937)	
Total adjustments		34,353
Net capital per audited statements		$ 99,627

Krieger-Campbell, Incorporated
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2007

Computation of net capital		
Stockholders' equity		
Common stock	$ 30,000	
Retained earnings	74,034	
Total stockholders' equity		$ 104,034
Less: Non-allowable assets		
Furniture, equipment & leasehold improvements, net	(167)	
Other assets	(1,225)	
Total adjustments		(1,392)
Net capital before haircuts		102,642
Less: Haircuts & undue concentration		
Haircuts on money market account	(2,078)	
Undue concentration	(937)	
Total adjustments to net capital		(3,015)
Net capital		99,627
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 200	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 94,627
Ratio of aggregate indebtedness to net capital	0.03: 1	

There was a $34,353 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2007. See Note 8.

See independent auditor's report.

Krieger-Campbell, Incorporated
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2007

A computation of reserve requirements is not applicable to Krieger-Campbell, Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Krieger-Campbell, Incorporated
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2007

Information relating to possession or control requirements is not applicable to Krieger-Campbell, Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Krieger-Campbell, Incorporated

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Krieger-Campbell, Incorporated:

In planning and performing our audit of the financial statements of Krieger-Campbell, Incorporated (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
April 25, 2007

END